NEWS RELEASE
TSX: LAC ● NYSE: LAC

Lithium Americas Announces Proposed
Public Offering of Common Shares

(All amounts in US$ unless otherwise indicated)

April 17, 2024 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) ("Lithium Americas" or the "Company") announced that it intends to offer and sell, subject to market conditions, 55,000,000 of its common shares (the "Common Shares") in an underwritten public offering (the "Offering"). All of the Common Shares to be sold in the Offering will be offered by Lithium Americas. The Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. Lithium Americas also expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the Common Shares (the "Over-Allotment Option").

Evercore ISI, Goldman Sachs & Co. LLC and BMO Capital Markets (together, the "Lead Underwriters") will lead a syndicate of underwriters and are acting as the co-lead book-running managers for the proposed Offering.

The Offering will be made in the United States by way of a prospectus supplement (the "U.S. Prospectus Supplement") to the Company's existing base shelf prospectus (the "U.S. Base Shelf Prospectus") forming part of an effective registration statement on Form F-3 (File No. 333-274883) (the "Registration Statement"), and will be made in Canada by way of a prospectus supplement (the "Canadian Prospectus Supplement", together with the U.S. Prospectus Supplement, the "Prospectus Supplements") to the Company's existing base shelf prospectus (the "Canadian Base Shelf Prospectus", together with the U.S. Base Shelf Prospectus, the "Base Shelf Prospectuses"). The Offering is being made in the United States and in each of the provinces and territories of Canada, except Québec. The Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement contain important information about the Company and the proposed Offering. Prospective investors should read the Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement and the other documents the Company has filed before making an investment decision. The preliminary Canadian Prospectus Supplement (together with the related Canadian Base Shelf Prospectus) is available on SEDAR+ at www.sedarplus.ca. The preliminary U.S. Prospectus Supplement (together with the Registration Statement) is available on the U.S. Securities and Exchange Commission's website at www.sec.gov. Alternatively, the final U.S. Prospectus Supplement (together with the Registration Statement) may be obtained, when available, upon request by contacting Evercore Group L.L.C., Attention: Equity Capital Markets, 55 East 52nd Street, 35th Floor, New York, NY 10055 by telephone at (888) 474-0200 or by email at ecm.prospectus@evercore.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282 by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com; or BMO Nesbitt Burns Inc., Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario L6S 6H2, by telephone at 905-791-3151 EXT 4312 or by email at torbramwarehouse@datagroup.ca.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any province, territory, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, territory, state or jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Prospectus Supplements, the Base Shelf Prospectuses or the Registration Statement.

ABOUT LITHIUM AMERICAS

The Company is a Canadian-based lithium resource company that owns 100% of the Thacker Pass project located in Humboldt County in northern Nevada, through its wholly-owned subsidiary, Lithium Nevada Corp.

INVESTOR CONTACT

Virginia Morgan, VP, IR and ESG

+1-778-726-4070

ir@lithiumamericas.com

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information" ("FLI")). All statements, other than statements of historical fact, are FLI and can be identified by the use of statements that include, but are not limited to, words, such as "anticipate," "plan," "continues," "estimate," "expect," "may," "will," "projects," "predict," "proposes," "potential," "target," "implement," "scheduled," "forecast," "intend," "would," "could," "might," "should," "believe" and similar terminology, or statements that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved. FLI in this news release includes, but is not limited to, statements related to the Offering, including the size of the Offering, the Over-Allotment Option, and other terms of the Offering, as well as the completion of the Offering; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts.

FLI involves known and unknown risks, assumptions and other factors that may cause actual results or performance to differ materially. FLI reflects the Company's current views about future events, and while considered reasonable by the Company as of the date of this news release, are inherently subject to significant uncertainties and contingencies. Accordingly, there can be no certainty that they will accurately reflect actual results. Assumptions upon which such FLI is based include, without limitation, the ability to raise financing in a timely manner and on acceptable terms; all regulatory approvals required for the Offering will be obtained in a timely manner; all conditions precedent to the completion of the Offering will be fulfilled in a timely manner; that the Offering will be completed; as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interests rates and competitive conditions. Although the Company believes that the assumptions and expectations reflected in such FLI are reasonable, the Company can give no assurance that these assumptions and expectations will prove to be correct.

Readers are cautioned that the foregoing lists of factors are not exhaustive. There can be no assurance that FLI will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. As such, readers are cautioned not to place undue reliance on this information, and that this information may not be appropriate for any other purpose, including investment purposes. The Company's actual results could differ materially from those anticipated in any FLI as a result of the risk factors set out herein and in the preliminary Canadian and U.S. Prospectus Supplements, the Base Shelf Prospectuses and the Registration Statement, including the documents incorporated therein by reference.

The FLI contained in this news release is expressly qualified by these cautionary statements. All FLI in this news release speaks as of the date of this news release. The Company does not undertake any obligation to update or revise any FLI, whether as a result of new information, future events or otherwise, except as required by law. Additional information about these assumptions and risks and uncertainties is contained in the Company's filings with securities regulators, including the Company's most recent Annual Report on Form 20-F and most recent management's discussion and analysis for our most recently completed financial year and, if applicable, interim financial period, which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All FLI contained in this news release is expressly qualified by the risk factors set out in the aforementioned documents.